Mail Stop 3561

      							December 28, 2005

Via U.S. Mail and Fax (510-777-7001)
Mr. Kirk Misaka
Chief Financial Officer
Zhone Technologies, Inc.
7001 Oakport Street
Oakland, CA 94621

	Re:	Zhone Technologies, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005

Dear Mr. Misaka:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Selected Financial Data, page 16

1. Comply with Item 301 of Regulation S-K and briefly describe, or cross-reference to a discussion thereof, factors such as accounting changes, business combinations or disposition of business operations that materially affect the comparability of the information reflected in selected financial data.

Consolidated Statement of Operations, page 46

2. Revise your presentation to indicate the results for the year ended December 31, 2002 have been restated.

Consolidated Statement of Cash Flows, page 49

3. Revise your presentation to reflect the changes on a gross basis as required by paragraph 11 of SFAS No. 95.

Note 1(d) Revenue Recognition, page 51

4. Please expand on your revenue recognition policy related to distributors.  Tell us:
a. what constitutes sufficient customer sales and sales return history to support revenue recognition upon shipment to a
distributor,
b. the details of the privileges to return a portion of inventory,
c. how you monitor your distributors to avoid inventory returns,
d. the percentage of revenue that has been recognized upon
shipment
to distributors,
e. the percentage of your international revenue through
distributors,
and
f. for each period presented your estimate of returns under the privilege to return inventory and the actual returns.
		Also, tell us your consideration of SFAS No. 48 and SAB
Topic 13(b) with 			regards to your revenue recognition
policy for distributors.

Note 2 - Acquisitions, page 57

5. Tell us about the results of your tests for significant
subsidiaries and the requirement to file financials under Rule 3-
05
of Regulation S-X for each of your acquisitions.

6. Further, we note that you utilized a third party appraiser to value your preferred stock in connection with your acquisition of NEC eLuminant Technologies. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Note 3 - Long-lived Assets, Goodwill and Other Acquisition-related Intangible Assets, page 61

7. Tell us the details of your methodology for the market approach used in November 2004 and 2003, and how you concluded there was no impairment of goodwill.

Note 6 - Stockholders` Equity (Deficit)
Stock Option Plans, page 68

8. Tell us how you accounted for the stock options that were granted in August 2003 in exchange for certain other options as disclosed.

Note 9 - Income Taxes, page 73

9. Disclose in your amended return the details regarding the change in the tax contingency reserve in 2003. Provide FAS 5 disclosure.

Note 10 - Related Party Transactions, page 75

10. Disclose your accounting for the July 2002 cancellation of
$1.9
million in notes receivable.

Note 14 - Segment Information, page 78

11. Provide disclosure by country for your International segment.

Forms 10-Q for the period ended September 30, 2005

General
12. Revise as applicable for comments issued regarding Form 10-K for the year ended December 31, 2004.




Note 7 - Commitments and Contingencies
Sale of inventory and licensing of certain intellectual property, page 12

13. Tell us the amount that you received from your sale of inventory and other assets in the first quarter of 2005. Expand your disclosure to discuss the terms of the licensing agreement.

14. We note your sale of assets in the quarter ended September 30, 2005. Tell us why this disposal was not accounted for as discontinued operations under SFAS No. 144.

Liquidity and Capital Resources, page 22

15. Revise your liquidity discussion to disclose your amended credit facility expires in February 2006, as noted on page 11. Discuss in greater detail what financing alternatives you are currently evaluating and the potential consequences to your liquidity if new financing agreements are not executed prior to your credit facility expiring in February 2006 and your balloon payment coming due in April 2006.

Form 8-K/A No. 1 for September 1, 2005

16. Revise footnote 3 to provide greater detail for each adjustment.


* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Sharon Virga, Senior Staff Accountant, at (202)551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

								/s/ Kyle Moffatt for

								Larry Spirgel
								Assistant Director


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Mr. Kirk Misaka
Zhone Technologies, Inc.
December 28, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE